FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utilities
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

								OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations continue. See Instruction 1(b)								OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses) Last Report Filed: August, 2002
1. Name and Address of Reporting Person Lindner S. Craig	2. Issuer Name and Ticker or Trading Symbol PROVIDENT FINANCIAL GROUP, INC. (PFGI)							6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) One East Fourth Street	3. IRS Identification, Number of Reporting Person, if an entity (Voluntary)				4. Statement for Month/Day/Year March 2003			Director	X 10% Owner
								Officer (give title below)	Other (specify below)
(Street) Cincinnati, Ohio 45202					5. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
 X Form filed by One Reporting Person
    Form filed by More than One Reporting PersonForm filed by One Reporting Person
    Form filed by More than One Reporting Person

(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date	2A. Deemed Execution Date, if any	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned	6. Owner- ship Form: Direct	7. Nature of In- Direct Bene-
	(Month/ Day/ Year)	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price	Following Reported Transactions (Instr. 3 and 4)	(D) or Indirect (I) (Instr. 4)	Ficial Owner- ship (Instr. 4)
Common Stock	3/18/03		G	V	1,019	A	N/A	1,019	D
Common Stock								1,332,343(a)	I	#1
Common Stock								358,198(a)	I	#2
Common Stock								50,000	I	#3
Common Stock								6,269,214	I	#4
Common Stock								1,049,009(a)	I	#5
Common Stock	3/18/03		G	V	1,019	A	N/A	1,019	I	#6
Common Stock								50,000	I	#7
Common Stock								560,572(a)	I	#8
Common Stock	3/18/03		G	V	1,019	A	N/A	1,019(a)	I	#9
Common Stock								7,900(a)	I	#10
Common Stock	3/18/03		G	V	1,019	A	N/A	1,019	I	#11

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                                                    Over
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)                                                                   SEC 1474 (9-02)

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FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or| Exercise Price of Deriv- ative	3. Trans- action Date	3A Deemed Execution Date, if any	4. Transac- tion Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)			6. Date Exercisable and Expiration Date (Month//Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative ecuri- ty	9. Number of Deriv- ative Secur- ities Bene-	10. Owner- ship Form of De- rivative Secur	11. Nature of In- direct Bene- ficial Owner-
	Security	(Month/ Day/ Year)	(Month/ Day/ Year)					Date	Expiration		Amount or	(Instr. 5)	icially Owned at End of	Ity Direct (D) or Indi-	Ship (Instr. 4)
				Code	V	(A)	(D)	Exercisable	Date	Title	Number of Shares		Month (Instr. 4)	rect (I) (Instr. 4)
Series D Preferred	14.0625:1									Common Stock	988,200		70,272	I	#4

Explanation of Responses:

(a)  On 1/3/03, Indirect #8 transferred 47,985 shares of common stock to Indirect .#1 and Indirect #5 transferred 25,180 shares of common stock to Indirect #1. On 1/28/03, Indirect #1 transferred 7,900 shares to Indirect #10 and on 3/25/03, Indirect #9 transferred 1,450 shares of common stock to Indirect #2.

Indirect #1:    Held in the Reporting Person's family trust.
Indirect #2:    Held by the Reporting Person's spouse, as custodian for their minor children.
Indirect #3:    Held in a trust for the benefit of the Reporting Person's minor children.
Indirect #4:    Held by American Financial Group, Inc. ("American Financial") and its subsidiaries. The Reporting Person is an officer, director and significant shareholder of American Financial.
                         The Reporting Person disclaims beneficial or pecuniary interest in the equity securities of Provident Financial Group, Inc. held by American Financial.
Indirect #5:    Malott Nyhart, Trustee of the S. Craig Lindner 1996-1 Qualified Annuity Trust dated 3/8/96.
Indirect #6:    Held by Reporting Person's spouse.
Indirect #7:    Held by the family trust of the Reporting Person's Spouse.
Indirect #8:    S. Craig Lindner, Trustee of the S. Craig Lindner 2000-1 Qualified Annuity Trust dtd. 5/31/00.
Indirect #9::   Held by a child of the Reporting Person.
Indirect #10::  Malott Nyhart, Trustee, S. Craig Lindner 2000 Special Trust dtd. 12/14/00.
Indirect #11::   Held by a child of the Reporting Person.

**Intentional misstatements or omissions of facts constitute Federal Criminal violations	Karl J. Grafe ________ April 18, 2003
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)	** Signature of Reporting Person Date
S. Craig Lindner
Note: File three copies of this Form, one of which must be manually signed	By: Karl J. Grafe, as attorney-in-fact Page 2
If space provided is insufficient, see Instruction 6 for procedure	SEC 1474 (3/91)